UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ART’S-WAY MANUFACTURING CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	000-05131
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

5556 Highway 9, Armstrong, Iowa	50514
(Address of principal executive offices)	(Zip Code)

Michael Woods (712) 201-2452 Ext. 0288

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended from December 1, 2021 to November 30, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01          Conflict Minerals Disclosure and Report

This Form SD of Art’s-Way Manufacturing Co., Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2022.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at http://www.artsway-mfg.com/investors/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 – Resource Extraction Issue Disclosure

Not applicable

Section 3 - Exhibits

Item 3.01           Exhibit

The following exhibit is filed as part of this Form SD.

Exhibit No.         Description

Exhibit 1.01         Conflict Minerals Report of Art’s-Way Manufacturing Co., Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ART’S-WAY MANUFACTURING CO., INC.

/s/ Michael Woods	Date: May 31, 2023

By: Michael Woods, Chief Financial Officer